UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 10)*

                          CREDIT ACCEPTANCE CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   225310 10 1
                                 (CUSIP Number)

                                DECEMBER 31, 2006
             (Date of Event which Requires filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

| |   Rule 13d-1(b)
|X|   Rule 13d-1(c)
| |   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  225310 10 1

--------------------------------------------------------------------------------
    1           NAMES OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                         THOMAS W. SMITH
--------------------------------------------------------------------------------
    2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) | |
                                                                      (b) |x|
--------------------------------------------------------------------------------
    3           SEC USE ONLY

--------------------------------------------------------------------------------
    4           CITIZEN OR PLACE OF ORGANIZATION

                         UNITED STATES

--------------------------------------------------------------------------------
                                   5          SOLE VOTING POWER

                                                      517,970

          NUMBER OF                ---------------------------------------------
           SHARES                  6          SHARED VOTING POWER
        BENEFICIALLY
        OWNED BY EACH                               3,941,658
          REPORTING
           PERSON                  ---------------------------------------------
            WITH                   7          SOLE DISPOSITIVE POWER

                                                      817,820

                                   ---------------------------------------------
                                   8          SHARED DISPOSITIVE POWER

                                                    3,941,658

--------------------------------------------------------------------------------
    9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      4,759,478

--------------------------------------------------------------------------------
    10          CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                      NOT APPLICABLE

--------------------------------------------------------------------------------
    11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      15.8%

--------------------------------------------------------------------------------
    12          TYPE OF REPORTING PERSON

                      IN

--------------------------------------------------------------------------------

CUSIP No.  225310 10 1

--------------------------------------------------------------------------------
    1           NAMES OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                         SCOTT J. VASSALLUZZO

--------------------------------------------------------------------------------
    2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) | |
                                                                      (b) |x|

--------------------------------------------------------------------------------
    3           SEC USE ONLY


--------------------------------------------------------------------------------
    4           CITIZEN OR PLACE OF ORGANIZATION

                         UNITED STATES

--------------------------------------------------------------------------------
                                   5          SOLE VOTING POWER

                                                       17,500

                                   ---------------------------------------------
                                   6          SHARED VOTING POWER
           NUMBER OF
            SHARES                                  3,941,658
         BENEFICIALLY
         OWNED BY EACH             ---------------------------------------------
           REPORTING               7          SOLE DISPOSITIVE POWER
            PERSON
             WITH                                     168,397

                                   ---------------------------------------------
                                   8          SHARED DISPOSITIVE POWER

                                                    3,941,658

--------------------------------------------------------------------------------
    9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      4,110,055

--------------------------------------------------------------------------------
    10          CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                      NOT APPLICABLE

--------------------------------------------------------------------------------
    11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      13.7%

--------------------------------------------------------------------------------
    12          TYPE OF REPORTING PERSON

                      IN

--------------------------------------------------------------------------------

CUSIP No.  225310 10 1

--------------------------------------------------------------------------------
    1           NAMES OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                         IDOYA PARTNERS L.P.

--------------------------------------------------------------------------------
    2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) | |
                                                                      (b) |x|

--------------------------------------------------------------------------------
    3           SEC USE ONLY


--------------------------------------------------------------------------------
    4           CITIZEN OR PLACE OF ORGANIZATION

                         NEW YORK LIMITED PARTNERSHIP

--------------------------------------------------------------------------------
                                   5          SOLE VOTING POWER

                                                    1,943,403

                                   ---------------------------------------------
                                   6          SHARED VOTING POWER
           NUMBER OF
            SHARES                                          0
         BENEFICIALLY
         OWNED BY EACH             ---------------------------------------------
           REPORTING               7          SOLE DISPOSITIVE POWER
            PERSON
             WITH                                   1,943,403

                                   ---------------------------------------------
                                   8          SHARED DISPOSITIVE POWER

                                                            0

--------------------------------------------------------------------------------
    9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,943,403

--------------------------------------------------------------------------------
    10          CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                      NOT APPLICABLE

--------------------------------------------------------------------------------
    11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      6.5%

--------------------------------------------------------------------------------
    12          TYPE OF REPORTING PERSON

                      PN

--------------------------------------------------------------------------------

ITEM 1.  (A)  NAME OF ISSUER:

              Credit Acceptance Corporation

         (B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              25505 West Twelve Mile Road,
              Suite 3000,
              Southfield, MI  48034-8334

ITEM 2.  (A)  NAME OF PERSON FILING:

              This Statement is filed jointly by: (i) Thomas W. Smith and Scott
              J. Vassalluzzo, each of whom is a private investment manager; and
              (ii) Idoya Partners L.P. ("Idoya Partners"), a New York limited partnership for which Messrs. Smith and Vassalluzzo are each a general partner (the persons and entities in (i) and (ii) are referred to collectively herein as the "Reporting Persons"). The filing of this Statement shall not be deemed to be an admission that the Reporting Persons comprise a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The Reporting Persons each disclaim beneficial ownership of the shares reported in this Statement in excess of those shares as to which they have or share voting or investment authority.

         (A)  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

              The following is the address of the principal business office of each of the Reporting Persons:

              323 Railroad Avenue
              Greenwich, CT  06830

         (B)  CITIZENSHIP:

              Each of Messrs. Thomas W. Smith and Scott J. Vassalluzzo is a United States citizen. Idoya Partners is a New York limited partnership.

         (C)  TITLE OF CLASS OF SECURITIES:

              Common Stock, par value $.01 per share

         (D)  CUSIP NUMBER:

              225310 10 1

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B) OR
         (C), CHECK WHETHER THE PERSON FILING IS A:

         Not applicable.

         IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(C), CHECK THIS BOX
         |X|

ITEM 4.  OWNERSHIP

         (a) Thomas W. Smith - 4,759,478 shares; Scott J. Vassalluzzo - 4,110,055 shares; Idoya Partners - 1,943,403

         (b) Thomas W. Smith - 15.8%; Scott J. Vassalluzzo - 13.7%; Idoya Partners - 6.5%

         (c) Thomas W. Smith has (i) the sole power to vote or direct the vote of 517,970 shares, (ii) the sole power to dispose or to direct the disposition of 817,820 shares, and (iii) the shared power to vote or to direct the vote and the shared power to dispose or to direct the disposition of 3,941,658 shares. Scott J. Vassalluzzo has (i) the sole power to vote or direct the vote of 17,500 shares, (ii) the sole power to dispose or to direct the disposition of 168,397 shares, and (iii) the shared power to vote or to direct the vote and the shared power to dispose or to direct the disposition of 3,941,658 shares. Idoya Partners has the sole power to vote or direct the vote and dispose or to direct the disposition of 1,943,403 shares. Voting and investment authority over investment accounts established for the benefit of certain family members and friends of Messrs. Smith and Vassalluzzo is subject to each beneficiary's right, if so provided, to terminate or otherwise direct the disposition of the investment account.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Messrs. Smith and Vassalluzzo in the aggregate beneficially own 4,427,625 shares in their capacities as investment managers for certain managed accounts. The managed accounts have the right to receive dividends from, and the proceeds from the sale of, the managed accounts' shares. Voting and investment authority over investment accounts established for the benefit of certain family members and friends of Messrs. Smith and Vassalluzzo is subject to each beneficiary's right, if so provided, to terminate or otherwise direct the disposition of the managed account.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10. CERTIFICATION

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 14, 2007


                                             /s/ Thomas W. Smith
                                     --------------------------------------
                                                 Thomas W. Smith


                                             /s/ Scott J. Vassalluzzo
                                     --------------------------------------
                                                Scott J. Vassalluzzo


                                     IDOYA PARTNERS L.P.


                                             /s/ Thomas W. Smith
                                     --------------------------------------
                                     By:  Thomas W. Smith
                                     Its:  General Partner

                             JOINT FILING AGREEMENT



         The undersigned agree that the foregoing Statement on Schedule 13G, dated February 14, 2007, is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k)

 Dated: February 14, 2007

                                             /s/ Thomas W. Smith
                                     --------------------------------------
                                                 Thomas W. Smith


                                             /s/ Scott J. Vassalluzzo
                                     --------------------------------------
                                               Scott J. Vassalluzzo


                                     IDOYA PARTNERS L.P.


                                             /s/ Thomas W. Smith
                                     --------------------------------------
                                     By:  Thomas W. Smith
                                     Its: General Partner